EXHIBIT 99.1

Seabridge Initiating $1.35 Million Exploration Program to Define Drill Targets for Snowstorm Gold Project in Northern Nevada

TORONTO, June 12, 2018 (GLOBE NEWSWIRE) -- Seabridge Gold Inc (TSX:SEA) (NYSE:SA) announced today that it expects to define drill targets by year end on its 100%-owned Snowstorm Project in Northern Nevada. The 31 square mile Snowstorm Project, purchased by Seabridge in June 2017, sits at the projected intersection of three of Northern Nevada’s most prolific gold belts: the Carlin Trend, the Getchell Trend and the Northern Nevada Rift Zone.

Seabridge Senior Vice President Bill Threlkeld explained: “This is a very targeted program. We know what we are looking for and we know the tools that are most likely to help us in our search. Snowstorm is contiguous, and on strike, with large, successful producing mines including Getchell/Turquoise Ridge, Twin Creeks and Midas. The environments that host these gold deposits extend onto our ground but the targets are hidden under Tertiary volcanic cover. Our task is to ‘see’ through this cover using newly developed techniques and established tools that have worked for our neighbors.”

The Snowstorm acquisition included an extensive package of data generated by previous operators including: more than 12,000 surface geochemistry samples; nearly 466,000 ground magnetic survey readings; detailed gravity readings at 4,180 sites across the property; and 33,245 meters of core drilling as well as 17,385 meters of reverse circulation drilling. “This data is being re-analyzed and re-interpreted within an up-to-date framework that accounts for the deposits in Northern Nevada, which has given us a running start on the project,” said Threlkeld.

Initial work is focusing on possible extensions of the Getchell Trend in the Osgood Mountains on the western side of the Snowstorm property. This target area has the aeromagnetic signature of the buried northeastern extension of the Osgood Mountain Range. Historical core containing carbonate Paleozoic stratigraphy, which is host to gold deposits in the Osgood Mountains, has been reviewed and is now being processed to characterize the clay component in the rock using short wave infrared technology. A key indicator of gold in the Getchell district is a specific alteration clay product associated with metal-bearing hydrothermal fluids. In conjunction with this work, additional geochemical samples are being taken from the stratigraphic section. These resulting data should help to establish the location and extent of hydrothermal fluids that have interacted with the favorable carbonate stratigraphy.

A magnetotelluric survey (CSAMT) has been contracted, commencing in July, also covering the western part of the property where drill holes have penetrated the carbonate host stratigraphy. CSAMT has locally been successful at identifying structures that cross the Paleozoic host stratigraphy below the volcanic cover. This year’s program will also include carbonate basin analysis and depositional modeling to provide an understanding of metal traps and additional gravity surveys to map the sub-surface geology and high-density alteration (dolomitization).

Seabridge Chairman and CEO Rudi Fronk said: “Peak gold is the new reality in the gold business with reserves now being mined much faster than they are being replaced. Our industry is hungry for large discoveries and our exploration team’s success in finding gold resources over the past 15 years has been second to none. Although it has its challenges, Snowstorm is uniquely qualified to host a discovery that adds significant value for our shareholders, which is why we took it on,” said Fronk.

“We are excited by the potential at Snowstorm. To have this much land in such a prospective location with this much data is a rare opportunity. Our initial focus on Getchell-style targets reflects the great value of these deposits which historically tend to be higher grade. Refining the most prospective stratigraphy with the best structural information should generate several drillable targets later this year. Although we are anxious to begin drilling, this background work needs to be completed first to give us the best chance of early success,” Fronk continued.

The Snowstorm property originally purchased by Seabridge included 700 mining claims and 5,800 acres of fee lands assembled in a private company over a 15 year period and explored over a 10 year period. Seabridge has staked an additional 277 claims totaling 5,540 acres that are contiguous to the purchased claims.

Exploration activities by Seabridge at the Snowstorm Project are being conducted under the supervision of William E. Threlkeld, Registered Professional Geologist, Senior Vice President of the Company and a Qualified Person as defined by National Instrument 43-101. Mr. Threlkeld has reviewed and approved this news release.

Seabridge Gold holds a 100% interest in several North American gold resource projects. The Company’s principal assets are the KSM and Iskut projects located in British Columbia, Canada and the Courageous Lake gold project located in Canada’s Northwest Territories. For a breakdown of Seabridge’s mineral reserves and resources by project and category please visit the Company’s website at http://www.seabridgegold.net/resources.php.

Neither the Toronto Stock Exchange, New York Stock Exchange, nor their Regulation Services Providers accepts responsibility for the adequacy or accuracy of this release.

All reserve and resource estimates reported by the Corporation were calculated in accordance with the Canadian National Instrument 43-101 and the Canadian Institute of Mining and Metallurgy Classification system. These standards differ significantly from the requirements of the U.S. Securities and Exchange Commission. Mineral resources which are not mineral reserves do not have demonstrated economic viability.

This news release includes certain forward-looking statements or information. All statements other than statements of historical fact included in this release, including, without limitation, statements regarding: (i) the definition of drill targets and timing thereof; (ii) the characterization of the clay component of the carbonate Paleozoic stratigraphy helping to establish the location and extent of hydrothermal fluids that have interacted with the favorable carbonate stratigraphy; and (iii) the Snowstorm Project being uniquely qualified to host a discovery that adds significant value for the Company’s shareholders, are forward-looking statements that involve various risks and uncertainties. There can be no assurance that such statements will prove to be accurate and actual results and future events could differ materially from those anticipated in such statements. Important factors that could cause actual results to differ materially from the Company's plans or expectations include regulatory issues, unexpected geology at the Project, availability of capital and financing, general economic, market or business conditions, timeliness of government or regulatory approvals and other risks detailed herein and from time to time in the filings made by the Company with securities regulators. The Company disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise except as otherwise required by applicable securities legislation.

ON BEHALF OF THE BOARD
"Rudi Fronk"
Chairman & C.E.O.

For further information, please contact:

Rudi P. Fronk, Chairman and C.E.O.
Tel: (416) 367-9292   ·  Fax: (416) 367-2711
Email:  info@seabridgegold.net